John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
December 2, 2009
Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account H	John Hancock Life Insurance Company (U.S.A.) Venture 4 Variable Annuity Contracts
initial Form N-4 Registration Statement (File No. 333-162245)

	John Hancock Life Insurance Company of New York Separate Account A	John Hancock Life Insurance Company of New York Venture 4 Variable Annuity Contracts
initial Form N-4 Registration Statement (File No. 333-162244)
Dear Ms. White:
This letter is in response to the comments you provided via telephone on November 30, 2009, regarding the initial Form N-4 Registration Statements referenced above (the “Registration Statements”), filed on October 1, 2009 (Accession Nos. 0000950123-09-047443 and 0000950123-09-047442). Your comments are shown in italics (and may be altered to reflect product updates). In our responses, we use underlines to show proposed additions and ~~strikethroughs~~ to show deletions to the text of the prospectus.

Comment 1.	Total Portfolio Operating Expenses Table, page 12
Please confirm that the fee waiver in footnote 5 is reflected in the Total Portfolio Operating Expenses Table.
RESPONSE: In our response letter dated November 25, 2009, the fee waiver described in footnote 5 was accurately reflected in the Total Portfolio Operating Expenses Table. With our next Pre-Effective Amendments to the Registration Statements, we will correct the Total Portfolio Operating Expenses Table in the Venture 4 prospectus as follows:

Core Strategy[5]
(formerly Index Allocation)
Series II	0.05%	0.25%	0.05%	0.52%	0.87%	~~--~~ -0.08%	0.79%~~87~~	~~%~~

Comment 2.	Dollar Cost Averaging, page 22
If you are no longer offering any Fixed Investment Options, as part of a Dollar Cost Averaging program or otherwise, please remove the disclosure from the prospectus.
RESPONSE: With our next Pre-Effective Amendments to the Registration Statements, we will remove all references to any Fixed Investment Options from the Venture 4 prospectus.

Alison T. White, Esq.
SEC Office of Insurance Products
December 2, 2009

Comment 3.	Restrictions on Investment Options Under Income Plus For Life 5.09 Series Riders, page 36
Please clarify the redundancy in Restrictions on Investment Options Under Income Plus For Life 5.09 Series Riders by deleting either the sentence, “... you must invest 100% of your Contract Value at all times in one or more of the Investment Options we make available for these Riders,” or the sentence “... you may invest your Contract Value only in the Investment Options we make available with that Rider.”
RESPONSE: We will revise Restrictions on Investment Options Under Income Plus For Life 5.09 Series Riders as follows:
~~Restrictions on~~Availability of Investment Options Under Income Plus For Life 5.09 Series Riders
~~If you purchase one of our Income Plus For Life 5.09 Series Riders, you must invest 100% of your Contract Value at all times in one or more of the Investment Options we make available for these Riders.~~ Currently, the Investment Options available for Income Plus For Life 5.09 Series Riders are the same Investment Options available under the Contract.

If you elect to purchase one of our Income Plus For Life 5.09 Series Riders, you may invest your Contract Value only in the Investment Options we make available with that Rider.
~~Available Individual Investment Options. If you purchase a Contract with one of our Income Plus For Life 5.09 Series Riders, we reserve the right to restrict the individual Investment Options to which you may allocate your Contract Value.~~ These Investment Options invest in the following Portfolios:
•	Core Allocation Trust

•	Core Balanced Trust

•	Core Disciplined Diversification Trust

•	Core Fundamental Holdings Trust

•	Core Global Diversification Trust

•	Core Strategy Trust

•	Lifestyle Balanced Trust

•	Lifestyle Conservative Trust

•	Lifestyle Growth Trust

•	Lifestyle Moderate Trust

•	Money Market Trust
If you purchase a Contract with one of our Income Plus For Life 5.09 Series Riders, however, we reserve the right to restrict in the future the individual Investment Options to which you may allocate your Contract Value.

Alison T. White, Esq.
SEC Office of Insurance Products
December 2, 2009

Comment 4.	Overview, page 4
In your letter dated November 25, 2009 regarding the Registration Statements listed above, you indicated that you will make certain edits to the second paragraph in the Overview section. Please confirm that you will make identical edits to the same section of the prospectuses used in registration numbers 033-79112 and 333-70728.
RESPONSE: We revised the second paragraph under “Overview” as follows:
Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, ~~various~~a Contract purchased in one state may have terms and conditions ~~of your Contract may~~ that vary from the terms and conditions ~~described in this Prospectus, depending upon where you purchase~~ of a Contract. ~~These variations will be reflected~~ purchased in ~~your Contract or~~ a different jurisdiction. We disclose all material variations in ~~a Rider attached~~the Prospectus.
We will make the identical edits to 033-79112 and 333-70728 at our update filing expected on or about May 1, 2010.
Please do not hesitate to contact me on any matters regarding John Hancock’s variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq., at (617) 663-2184.
Very truly yours,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities